EXHIBIT 2
                                                                      ---------

[Desc Logo] [Photograph of Corporate Building]

Contacts:

  In Mexico:                                                  In New York:
  Marisol Vazquez Mellado                              Blanca Blanca Hirani
  Alejandro de la Barreda Gomez                        MelanieMelanietCarpenter
  Adriana Estrada Vergara                              Tel: 212-406-3693
  Tel: 5255-5261-8037                                  bhirani@i-advize.com
  abarredag@mail.desc.com.mx                           --------------------
  www.desc.com.mx



                    DESC ANNOUNCES THIRD QUARTER 2002 RESULTS
                    -----------------------------------------

Mexico City, October 25, 2002 - Desc, S.A. de C.V. (NYSE:DES; BMV:DESC) announces its results for the three month period ended September 30, 2002. All figures were prepared according to generally accepted accounting principles in Mexico.

The results for the quarter are lower when compared to the third quarter of 2001, the Company expects this trend to be temporary.

The main factors that had influenced the operations were:

1. In the Autoparts Sector, the closing of the Daimler Chrysler Lago Alberto Plant, in Mexico City, which translated into an annual sales decline of approximately US$130 million;

2. The increase in raw material prices in the Chemical Sector and the competitive environment that has pressured the industry overall;

3. The closing of the pork business in the Bajio region due to the high costs, low production volumes, differences in efficiencies and higher mortality of the animals.

                          THIRD QUARTER 2002 HIGHLIGHTS
                          -----------------------------

Sales declined 11.4%, from US$553 million in the third quarter of 2001 to US$490 million in 3Q02. Operating income declined 21.6% to US$36 million in 3Q02 compared to US$46 million during 3Q01.

During 3Q02, EBITDA reached US$67 million, which represents a 15.0% decline compared to the same period of the previous year.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                       -----------------------------------
                          TABLE 1. CONSOLIDATED FIGURES
      (Figures in millions of constant Pesos (Ps.) and U.S. dollars (US$))


-----------------------------------------------------------------------------------------------
                                                              3Q02 VS.              3Q02 VS.
                                         3Q02       3Q01       3Q01      2Q02         2Q02
-----------------------------------------------------------------------------------------------
             Sales (Ps.)(3)             4,867      5,407      -10.0%     5,306       -8.3%
-----------------------------------------------------------------------------------------------
             SALES (US$)(1)              490        553       -11.4%      551       -11.1%
-----------------------------------------------------------------------------------------------
            EXPORTS (US$)(2)             222        252       -12.1%      265       -16.2%
-----------------------------------------------------------------------------------------------
       Operating Income (Ps.)(3)         359        447       -19.6%      462       -22.2%
-----------------------------------------------------------------------------------------------
       OPERATING INCOME (US$)(1)          36         46       -21.6%      48        -24.9%
-----------------------------------------------------------------------------------------------
           Operating Margin              7.3%       8.3%                 8.7%
-----------------------------------------------------------------------------------------------
            EBITDA (Ps.)(3)              666        767       -13.2%      760       -12.3%
-----------------------------------------------------------------------------------------------
            EBITDA (US$)(1)               67         79       -15.0%      79        -15.2%
-----------------------------------------------------------------------------------------------
      Net Majority Income (Ps.)(3)       -208       -228      -8.9%      -260       -20.0%
-----------------------------------------------------------------------------------------------



1 Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

2 All export figures are based on real sales invoiced in U.S. dollars.

3 All figures in this report are expressed in constant pesos as of September 30, 2002.



SALES
-----

During the third quarter, sales declined 11.4% to US$490 million compared to US$553 million reached during the same period of the previous year. This decline was due to the 17.7% drop in the Autoparts Sector caused mainly by the closing of the Daimler Chrysler plant in Mexico City, as well as the closing of the spark plug and electrical parts businesses. Revenues from the Chemical Sector remained in-line with the levels reported during 3Q01. Sales from the Food Sector declined 21.6% due to the closing of the pork business in the Bajio region. Sales from the Real Estate Sector increased 14.8% as a result of the Bosques de Santa Fe Project and the Santa Fe Shopping Center land reserves.


GRAPH 1 - NET SALES 3Q02

  ----------------------------- --------------------------------------
             SECTOR                      NET SALES 3Q02 (%)
  ----------------------------- --------------------------------------
  Autoparts                                      41%
  ----------------------------- --------------------------------------
  Chemical                                       38%
  ----------------------------- --------------------------------------
  Food                                           16%
  ----------------------------- --------------------------------------
  Real Estate                                    5%
  ----------------------------- --------------------------------------

EXPORTS
-------

Total exports declined 12.1% from US$252 million in 3Q01 to US$222 million in 3Q02. During the quarter, exports represented 45.2% of total sales.

This decline in the exports was caused by the 17.7% decline in the Autoparts Sector and the 30.9% in the Food Sector due to the extraordinary exports in this sector reported during the third quarter of 2001. In addition, exports from the Chemical Sector increased 14.1% in 3Q02 compared to 3Q01.


OPERATING INCOME, MARGIN AND EBITDA
-----------------------------------

During 3Q02, operating income decreased 21.6% from US$46 million during the third quarter of 2001 to US$36 million. The operating margin was 7.3%, compared to 8.3% reported in 3Q01.

EBITDA was US$67 million, 15.0% below the US$79 million reported during the same period of the previous year.

--------------------------------------------------------------------------------------------------------------------------
                      POSITIVE FACTORS                                              NEGATIVE FACTORS
--------------------------------------------------------------------------------------------------------------------------
|X|      Reduction of working capital.                         |X|      Lower sales in the Autoparts Sector.
|X|      Headcount reduction.                                  |X|      Increase of  petrochemical  raw material prices in
|X|      Closing of the pork business in the Bajio region.              the Chemical  Sector,  which are not  reflected on
|X|      Divestiture of non-strategic assets.                           the final prices.

-------------------------------------------------------------- -----------------------------------------------------------


TAXES
-----

During the quarter, tax provisions were US$15 million which include Income and Asset Taxes and Employee Profit Sharing. Deferred taxes had a positive effect in the amount of US$12 million, therefore net tax provisions reached US$3 million.

NET MAJORITY INCOME (LOSS)
--------------------------

Net majority loss for the third quarter of 2002 was US$21 million, as a result of the decline in operating income, the monetary exchange loss registered during the period, and the extraordinary charges caused by the closing of the pork business in the Bajio region.

CAPITAL EXPENDITURES
--------------------

During the third quarter CAPEX reached US$38.9 million and divestitures amounted to US$9.3 million (as shown in Table 2), the details of which can be found in the discussion of each sector.

                                 TABLE 2. CAPEX
                                 --------------
                      (Figures in millions of U.S. dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                      CAPEX                               CAPEX                                 CAPEX
   SECTOR        CAPEX  DIVESTITURES   NET         CAPEX   DIVESTITURES    NET        CAPEX   DIVESTITURES       NET
                 1Q02      1Q02       1Q02         2Q02        2Q02       2Q02         3Q02       3Q02          3Q02        9M 2002
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
  Autoparts       4.1      -0.7        3.4         22.3        -0.2        22.1        11.9        -1.9         10.0         35.4
------------------------------------------------------------------------------------------------------------------------------------
  Chemical        2.2      -0.2        2.0          5.7        -0.9        4.8          8.5        -1.5         7.0          13.8
------------------------------------------------------------------------------------------------------------------------------------
    Food          1.6      -2.0        -0.4         3.3        -2.3        1.0          4.4        -3.0         1.4          1.9
------------------------------------------------------------------------------------------------------------------------------------
 Real Estate      9.4      0.0         9.4          9.5         0.0        9.5         14.1        0.0          14.1         33.0
------------------------------------------------------------------------------------------------------------------------------------
Desc Holding      0.0      0.0         0.0          0.0         0.0        0.0          0.0        -2.9         -2.9         -2.9
------------------------------------------------------------------------------------------------------------------------------------
 Total Capex     17.3      -2.9        14.4        40.8        -3.4        37.4        38.9        -9.3         29.6         81.4
------------------------------------------------------------------------------------------------------------------------------------



DEBT STRUCTURE
--------------

Despite the difficult environment, Desc has maintained its healthy financial position and managed to reduce its net debt by US$17 million during the quarter, reaching US$30 million year-to-date. The financial ratios were kept at a healthy level.

                             TABLE 3. DEBT BREAKDOWN
                             -----------------------
                      (Figures in millions of U.S. dollars)

---------------------------------------------------------------------------------------
                    SEP 30-01    DEC 31-01     MAR 31-02     JUN 30-02    SEP 30-02
---------------------------------------------------------------------------------------
         Cash flow     190           148          160           214          171
---------------------------------------------------------------------------------------
        Total Debt    1,126        1,090         1,103         1,143        1,083
---------------------------------------------------------------------------------------
          Net Debt     936           942          943           929          912
---------------------------------------------------------------------------------------
Interest Coverage*    3.3x          3.3x          3.4x         3.8x          3.8x
---------------------------------------------------------------------------------------

* (EBITDA + Interest Income) / Interest Expense for last 12 months


The interest coverage reached 3.8x quarter-over-quarter, which represents a significant recovery compared to the 3.3x registered during the third quarter of 2001 (Graph 2).

GRAPH 2 - INTEREST COVERAGE RATIO

  ----------------------------- --------------------------------------
             MONTH                     INTEREST COVERAGE RATIO
  ----------------------------- --------------------------------------
  September `01                                  3.3
  ----------------------------- --------------------------------------
  December `01                                   3.3
  ----------------------------- --------------------------------------
  March `02                                      3.4
  ----------------------------- --------------------------------------
  June `02                                       3.8
  ----------------------------- --------------------------------------
  September `02                                  3.8
  ----------------------------- --------------------------------------

At the end of the quarter, the debt composition was 68% dollar-denominated and 32% peso-denominated. The average cost of debt at September 30, 2002 was 4.8% in dollars and 8.5% in pesos, a significant improvement compared to the average rate of 6.1% in dollars and 12.6% in pesos during 3Q01.

As of September 30, 2002, the debt profile was 20% in short-term and 80% in long-term debt.

According to the company's strategy to strengthen its balance sheet, Desc has repurchased US$21.2 million of the Dine 2007 Yankee Bond with an 8.75% coupon by the end of 3Q02. The current balance of the Yankee Bond is US$73 million. The company has already purchased 51.3% of its initial amount.


OTHER RELEVANT NEWS
-------------------

UPDATE IN THE ADMINISTRATIVE RESTRUCTURING PROCESS

As  part  of the  productivity  improvements,  administrative  efficiencies  and improvements in the decision making process, during the quarter the consolidation of the new Desc structure took place. This new structure is composed of a Chief Financial Officer, a Chief Planning and Human Resources Officer and a Chief Information Officer. These positions will report directly to the Executive Vice-president.

In addition, the Autoparts Sector, the Real Estate Sector, Branded Products division (Industrias Resistol, Corfuerte and ASF), Polymers and Specialties, the Ecosystems division, and the Grupo Porcicola Mexicano (pork business) will report to the Executive Committee.

During the quarter 1,280 employees were laid off. This represents a 6.8% headcount reduction from the Second Quarter of 2002. This figure includes administrative corporate staff in each of the Sectors.

DONATION OF THE SHRIMP BUSINESS

This quarter the shrimp business (AquaNova) was donated to the Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM). Through the donation of this important national asset, Desc hopes its 10-year efforts will be fruitful by donating it to an institution that will look to achieve the set objectives.

DIVIDEND PAYMENT

Desc continues with its dividend payment policy. During its General Annual Ordinary and Extraordinary Shareholders' Meeting a dividend payment of 29 cents per share outstanding was approved. This dividend will be paid in four installments in July 2002, October 2002, January 2003 and April 2003, each one in the amount of 7.25 cents per share.

The payment of the second installment for an amount equivalent to US$10 million took place on October 24th, representing a total dividend yield of approximately 7.0%.

RESULTS BY SECTOR
-----------------

[Unik Logo]
AUTOPARTS SECTOR
The following table (Table 4) shows the figures obtained in the Autoparts
Sector.


                              TABLE 4. UNIK FIGURES
                              ---------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))


--------------------------------------------------------------------------------
                             3Q02       3Q01     3Q02 VS.     2Q02      3Q02 VS.
                                                   3Q01                  2Q02
--------------------------------------------------------------------------------
     Sales (Ps.)             2,019      2,415     -16.4%      2,337      -13.6%
--------------------------------------------------------------------------------
     SALES (US$)              203        247      -17.7%       243       -16.4%
--------------------------------------------------------------------------------
    EXPORTS (US$)             128        156      -17.7%       168       -23.4%
--------------------------------------------------------------------------------
Operating Income (Ps.)        150        259      -42.1%       301       -50.2%
--------------------------------------------------------------------------------
OPERATING INCOME (US$)        15         27       -43.2%       31        -52.0%
--------------------------------------------------------------------------------
   Operating Margin          7.4%       10.7%                 12.9%
--------------------------------------------------------------------------------
     EBITDA (Ps.)             320        439      -27.1%       465       -31.2%
--------------------------------------------------------------------------------
     EBITDA (US$)             32         45       -28.4%       48        -33.5%
--------------------------------------------------------------------------------

During the quarter sales declined 17.7% compared to the amount achieved during the same period of the previous year due to the following factors:

     1) The closing of the Daimler Chrysler Lago Alberto plant in Mexico City during August. This plant used to produce the T-300 pick up truck. The closing mainly affected the stampings, axle and propeller shaft businesses which translates into a US$130 million sales declined on an annual basis;

     2) The third quarter figures don't include sales of the spark plug and electrical parts businesses (these businesses were closed during the second quarter of 2002) as well as the valve business which was sold during the Fourth Quarter of 2001;

     3) The piston and steel wheel businesses registered lower sales volumes due to the decline in orders from OEMs in the U.S. and Mexico;

     4) Sales in the after market declined 6.5% compared to the third quarter of 2001;

     5) The loss of market share by the three big North American producers against their European and Asian counterparts.

Despite the operating expenses decline seen during quarter and the closing of the spark plug and the electrical parts businesses, which were not contributing to the operating profit, operating income declined 43.2% registering an operating margin of 7.4% and EBITDA of US$32 million.

The increases in unit sales volumes are listed in the following table:

-------------------------------------------------------------- ------------------------------------------------------------
                          BUSINESS                                                        CAUSE
-------------------------------------------------------------- ------------------------------------------------------------
Transmission components 44.2%                                  Increased volume to ZF-Meritor
-------------------------------------------------------------- ------------------------------------------------------------
Tappets 38.7%                                                  Increased coverage of the export market
-------------------------------------------------------------- ------------------------------------------------------------
CV joints 31.1%                                                Higher  volumes sold to Ford,  Renault,  General Motors and the export market
-------------------------------------------------------------- ------------------------------------------------------------
Aluminum wheels 53.8%                                          Higher export volumes to Ford, General Motors and Nissan
-------------------------------------------------------------- ------------------------------------------------------------

The most significant reductions were in the following businesses:

-------------------------------------------------------------- ------------------------------------------------------------
                          BUSINESS                                                        CAUSE
-------------------------------------------------------------- ------------------------------------------------------------
Stamping business 50.5%                                        The closing of the Daimler  Chrysler Lago Alberto plant, in
                                                               Mexico City
-------------------------------------------------------------- ------------------------------------------------------------
Pistons 49.3%                                                  Termination  of a contract with General Motors and the drop in the after market
-------------------------------------------------------------- ------------------------------------------------------------
Axels 37.2%                                                    The closing of the Daimler  Chrysler Lago Alberto plant, in
                                                               Mexico City
-------------------------------------------------------------- ------------------------------------------------------------
Propeller shafts 14.0%                                         Closing of the Lago Alberto plant, in Mexico City
-------------------------------------------------------------- ------------------------------------------------------------
Light transmissions 5.7%                                       Lower requirements from Ssangyong
-------------------------------------------------------------- ------------------------------------------------------------
Heavy-duty transmissions 5.4%                                  A drop in the export market for heavy trucks
-------------------------------------------------------------- ------------------------------------------------------------
Steel wheels 14.8%                                             Termination  of a  contract  with  Nissan  and the  drop in export volumes of Daimler Chrysler's PT platform
-------------------------------------------------------------- ------------------------------------------------------------


Exports reached US$128 million, a 17.7% declined compared to the same quarter of the previous year.

The average capacity utilization in transmissions, stampings, axles and cv joints businesses reached approximately 58%.

Sales per employee increased to US$ 119.0 thousand, from US$ 99.5 thousand in the same period of the previous year. This improvement reflects changes in personnel.

During the quarter investments were made in the following projects:

------------------------------- ---------------------- --------------------------------------------------------------
           PROJECT                 AMOUNT INVESTED                          PROJECT DESCRIPTION
------------------------------- ---------------------- --------------------------------------------------------------
      Tractor I Project            US$5.2 million      a)   Agreement with partner Dana Corporation under which
                                                            Dana will shift production of diverse Power Train
                                                            components to Mexico

    (Agreement with Dana)                              b)   The machinery for this project, which was moved
                                                            from the U.S. to Queretaro, is being installed and
                                                            validated with the help of Dana's technicians
------------------------------- ---------------------- --------------------------------------------------------------
          CV Joints                US$2.6 million                Expansion of the cv joints plant capacity
------------------------------- ---------------------- --------------------------------------------------------------
         Spicer Forge              US$0.7 million                             Forging Process
------------------------------- ---------------------- --------------------------------------------------------------
     Other Small Projects          US$1.5 million                              *************
------------------------------- ---------------------- --------------------------------------------------------------
            TOTAL                  US$10.0 MILLION
------------------------------- ---------------------- --------------------------------------------------------------

[Chemical Sector Logo]
CHEMICAL SECTOR
The following table (Table 5) shows the figures obtained in the Chemical Sector.


                        TABLE 5. CHEMICAL SECTOR FIGURES
                        --------------------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

--------------------------------------------------------------------------------
                                                 3Q02 VS.               3Q02 VS.
                             3Q02      3Q01        3Q01       2Q02        2Q02
--------------------------------------------------------------------------------
     Sales (Ps.)            1,840      1,824       0.9%       1,794       2.5%
--------------------------------------------------------------------------------
     SALES (US$)             185        187       -0.8%        187        -0.7%
--------------------------------------------------------------------------------
    EXPORTS (US$)             68        59        14.1%        69         -2.4%
--------------------------------------------------------------------------------
Operating Income (Ps.)       114        144       -20.7%       125        -8.6%
--------------------------------------------------------------------------------
OPERATING INCOME (US$)        11        15        -22.4%       13        -11.3%
--------------------------------------------------------------------------------
   Operating Margin          6.2%      7.9%                   6.9%
--------------------------------------------------------------------------------
     EBITDA (Ps.)            200        225       -11.0%       201        -0.5%
--------------------------------------------------------------------------------
     EBITDA (US$)             20        23        -12.8%       21         -3.6%
--------------------------------------------------------------------------------

During the third quarter, sales volumes increased in basically all the Chemical Sector businesses as a result of the slight recovery of the markets mainly in the U.S. While demand in the Mexican market declined, we were able to maintain sales levels through higher exports. However, the latter implies lower margins compared to domestic sales. The businesses which presented sales volumes declines were: i) phosphates in 11%, due to the non-recurring outsource of sales volumes last year and ii) laminates in 8% as a result of the contraction in the domestic market.

Notwithstanding the sales volume increase, sales were in-line with those registered during the third quarter of last year. This effect was due to the high competition which has forced us to lower prices.

The drop in operating margins corresponds to the increases in petrochemical raw materials costs which are not fully passed on to final prices. This operating margin decline was partially compensated by the improvements in the operation, which translated into higher productivity, as well as strict cost controls.

Capital expenditures reached US$7.0 million, mostly allocated to small projects.

GENERAL OVERVIEW OF THE CHEMICAL SECTOR IN MEXICO AND THE U.S.

During the third quarter of 2002, sales from the global petrochemical industry showed a general decline compared to the levels reached during the second quarter. This is mainly due to the weak demand throughout various markets and industries as well as seasonality effects. Despite nominal price improvements of between 5% and 8% in some cases, the increase in the prices of raw materials and energy products was higher than the overall weaknesses in operating margins.

Price increases for petrochemical raw materials the highest, particularly in butadiene, due to the tight market conditions, particularly in North America, and in the raw materials whose prices are directly related to international oil prices, which have also been increasing.

In addition to these events, some subdivisions of Mexico's chemical industry have been affected by dumping practices, mainly by U.S. producers. Exports to South America, the second-largest market after the U.S., have been halted by credit issues due to the economic crises in the main countries of that region.

The domestic market has been through diverse situations. The domestic tire industry has experienced a staggered but firm production recovery. New investments and capacity increases have been announced reflecting the progress achieved in labor agreements. In the construction industry, sales to the direct consumer segment remained stable but with little demand, while in public works there has been high price competition. This has also been the case for the furniture industry.


GRAPH 3: RAW MATERIAL PRICES

[Graph displaying Butadiene and Styrene Prices]

FOOD SECTOR

The following table (Table 6) shows the figures obtained in the Food Sector.


                          TABLE 6. FOOD SECTOR FIGURES
                          ----------------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

--------------------------------------------------------------------------------
                             3Q02      3Q01     3Q02 VS.      2Q02      3Q02 VS.
                                                  3Q01                   2Q02
--------------------------------------------------------------------------------
     Sales (Ps.)             756        951      -20.5%       903        -16.3%
--------------------------------------------------------------------------------
     SALES (US$)              76        97       -21.6%        94        -18.7%
--------------------------------------------------------------------------------
    EXPORTS (US$)             26        37       -30.9%        28         -7.3%
--------------------------------------------------------------------------------
Operating Income (Ps.)       97*        29       237.8%        -5          na
--------------------------------------------------------------------------------
OPERATING INCOME (US$)       10*         3       226.2%        0           na
--------------------------------------------------------------------------------
   Operating Margin         12.6%*     3.0%                  -0.5%
--------------------------------------------------------------------------------
     EBITDA (Ps.)            126*       73        73.7%        40        212.9%
--------------------------------------------------------------------------------
     EBITDA (US$)            13*         7        69.2%        4         199.3%
--------------------------------------------------------------------------------

The following table provides the operating margins of the branded products and commodities businesses, excluding the pork business in the Bajio region:


                        TABLE 7. FOOD - RELEVANT FIGURES
                        --------------------------------

--------------------------------------------------------------------------------
                                   3Q02              3Q01        3Q02 VS. 3Q01
--------------------------------------------------------------------------------
Branded Products
--------------------------------------------------------------------------------
Sales (millions of US$)             51                53             -4.7%
--------------------------------------------------------------------------------
Operating Margin                   7.9%              3.6%
--------------------------------------------------------------------------------
Pork Business
--------------------------------------------------------------------------------
Sales (millions of US$)             25                44             -42.1%
--------------------------------------------------------------------------------
Operating Margin                  22.2%*             2.4%
--------------------------------------------------------------------------------
Food (Consolidated)
--------------------------------------------------------------------------------
Sales (millions of US$)             76                97             -21.6%
--------------------------------------------------------------------------------
Operating Margin                  12.6%*             3.0%
--------------------------------------------------------------------------------

* INCLUDES THE NON-RECURRING EFFECTS OF THE CLOSING OF THE BAJIO REGION OPERATIONS.


BRANDED PRODUCTS

The increased market share in practically all the products, both in the domestic as well as North American markets, partially offset the decline in demand from retailers and domestic wholesale chains. On the other hand the continued decline in the economic activity in the U.S. added to the declines of inventories at convenient stores, resulted in higher discounts to maintain sales levels.

The continued improvement in operations, lower costs, improved control in facilities, negotiations with suppliers of raw materials and strict cost control resulted in margin improvements.

Capital expenditures reached US$1.4 million and were mainly allocated to improve the operations in the Nair plant (tuna fish) and La Corona (Corfuerte). This figure is in-line with the US$1.4 million invested during the Third Quarter of 2001.

PORK BUSINESS

During the quarter, the Board of Directors of Desc decided to close the pork business operations located in the Bajio region. Therefore during September, Desc decided to recognize in its financial statements the effects of this divestiture as discontinued operations. This decision is in-line with the strategy to focus on the businesses of the group with higher value generation potential.

The reasons behind this closing were the high costs, low production volumes, differences in efficiencies and high mortality of the animals in this region.

In addition, pork prices in North America continued to decline. During the quarter they declined 22.9% compared to 3Q01 from an average of 14.1 pesos/kg in 3Q01 to an average of 10.9 pesos/kg in 3Q02.

GRAPH 4: NATIONAL PORK PRICE

[Graph Displaying National Pork Prices. Source is national market information systems (SECOFI).]


[Real Estate Sector Logo]
REAL ESTATE SECTOR

Following are the results for the real estate sector for the third quarter of 2002:

                              TABLE 8. DINE FIGURES
                              ---------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

--------------------------------------------------------------------------------
                                                 3Q02 VS.               3Q02 VS.
                             3Q02      3Q01        3Q01       2Q02       2Q02
--------------------------------------------------------------------------------
      Sales (Ps.)            241        206       16.9%        258        -6.6%
--------------------------------------------------------------------------------
      SALES (US $)            24        21        14.8%        26         -8.4%
--------------------------------------------------------------------------------
 Operating Income (Ps.)       26        24        11.0%        58        -54.6%
--------------------------------------------------------------------------------
OPERATING INCOME (US $)       3          2         7.3%         6        -55.2%
--------------------------------------------------------------------------------
    Operating Margin        10.6%      11.3%                  21.7%
--------------------------------------------------------------------------------
      EBITDA (Ps.)            36        33        10.7%        63        -42.9%
--------------------------------------------------------------------------------
     EBITDA (US $)            4          3         7.3%         6        -43.6%
--------------------------------------------------------------------------------


During the quarter sales reached US$24 million which represented a 14.8% increase compared to the sales of the third quarter of 2001. This is mainly due to the sale of residential lots in the Bosques de Santa Fe project and the successful commercialization of the Santa Fe Shopping Center land reserve.

Sales for the quarter were broken down as follows:

o    Bosques de Santa Fe 48%,
o    La Punta 22%,
o    Santa Fe Shopping Center reserve land 21%, and
o    Punta Mita 9%.

The operating margin was 10.6% and operating income reached US$3 million, in-line with the figures obtained during the third quarter of 2001. Despite the fact that operating income was basically flat, this result is positive because the figures from the third quarter of 2001 included profits from the Santa Fe Shopping Center, a project which had high operating margins.

In Punta Mita, we are continuing with the marketing, sale and development of large lots called Ranchos and residential land with ocean and golf course views, for which we have received a great deal of interest from an important market segment.

The Bosques de Santa Fe project is an exclusive residential development in the Western part of Mexico City. Desc continues its investment and sales in this project. This project is expected to be completed before the end of 2002. Its golf course was inaugurated during the second week of October.

The construction of North Building "C" in the Arcos Bosques project continued this quarter. This project is expected to be concluded towards the end of 2003.

During the third quarter of 2002, the following investments were completed:

------------------------------------- -------------------------- --------------------------------------------
              PROJECT                      INVESTED AMOUNT                         PURPOSE
------------------------------------- -------------------------- --------------------------------------------
        Bosques de Santa Fe                US$8.6 million                       Urbanization
------------------------------------- -------------------------- --------------------------------------------
           Arcos Bosques                   US$2.6 million            Construction of North Building "C"
------------------------------------- -------------------------- --------------------------------------------
   Shopping Center Land Reserves           US$1.5 million          Flattening and moving of land reserves
------------------------------------- -------------------------- --------------------------------------------
             Punta Mita                    US$1.4 million                       Urbanization
------------------------------------- -------------------------- --------------------------------------------
               TOTAL                       US$14.1 MILLION
------------------------------------- -------------------------- --------------------------------------------



                             ** TABLES TO FOLLOW **

----------------------------------------------------------------------------------------------------------------
                                      DESC, S.A. DE C.V. AND SUBSIDIARIES
----------------------------------------------------------------------------------------------------------------
                                          Consolidated Balance Sheet
----------------------------------------------------------------------------------------------------------------
                           (In millions of constant pesos, as of September 30, 2002)
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                               2002          2001           %
----------------------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------------------
Current Assets:
----------------------------------------------------------------------------------------------------------------
Cash and Short Term Investments                                               1,708         1,894         -9.8%
----------------------------------------------------------------------------------------------------------------
Account and Documents Receivable (net)                                        4,382         4,062          7.9%
----------------------------------------------------------------------------------------------------------------
Inventories and Other Assets                                                  3,051         3,421        -10.8%
----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                          9,141         9,377         -2.5%
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Land held for development and real estate projects                            3,999         4,064         -1.6%
----------------------------------------------------------------------------------------------------------------
Fixed Assets                                                                 12,909        14,317         -9.8%
----------------------------------------------------------------------------------------------------------------
Investments in shares of Subsidiaries Non Consolidated                          118           181        -34.8%
----------------------------------------------------------------------------------------------------------------
Other Assets                                                                  2,695         2,995        -10.0%
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                 28,862        30,934         -6.7%
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
LIABILITIES
----------------------------------------------------------------------------------------------------------------
Current Liabilities:
----------------------------------------------------------------------------------------------------------------
Banks Loans                                                                   2,141         3,212        -33.3%
----------------------------------------------------------------------------------------------------------------
Suppliers                                                                     1,909         1,937         -1.5%
----------------------------------------------------------------------------------------------------------------
Taxes to be paid                                                                743           608         22.1%
----------------------------------------------------------------------------------------------------------------
Other Liabilities                                                             1,956         1,497         30.7%
----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                     6,749         7,255         -7.0%
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                8,692         8,027          8.3%
----------------------------------------------------------------------------------------------------------------
Deferred taxes                                                                  768         1,724        -55.4%
----------------------------------------------------------------------------------------------------------------
Other                                                                           481           352         36.7%
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                            16,691        17,358         -3.8%
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------
Capital Stock                                                                    18            18          0.0%
----------------------------------------------------------------------------------------------------------------
Paid-in Surplus                                                               1,170         1,170          0.1%
----------------------------------------------------------------------------------------------------------------
Retained Earnings and Reserve for Repurchase of Shares                       20,481        21,456         -4.5%
----------------------------------------------------------------------------------------------------------------
Other                                                                       -13,290       -13,173          0.9%
----------------------------------------------------------------------------------------------------------------
Total Majority Interest                                                       8,379         9,471        -11.5%
----------------------------------------------------------------------------------------------------------------
Minority Interest                                                             3,792         4,105         -7.6%
----------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                   12,171        13,576        -10.4%
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   28,862        30,934         -6.7%
----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                             DESC, S.A. DE C.V. AND SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------------------
                                                Consolidated Income Statements
-------------------------------------------------------------------------------------------------------------------------------
                                  (In millions of constant pesos, as of September 30, 2002)
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                         9M2002          9M2001      VAR.         3Q02         3Q01       VAR.
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                14,921           16,515     -9.7%        4,867       5,407     -10.0%
-------------------------------------------------------------------------------------------------------------------------------
Cost of Sales                                            11,150           12,390    -10.0%        3,626       4,047     -10.4%
-------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                              3,771            4,124     -8.6%        1,241       1,360      -8.7%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Operating Expenses
-------------------------------------------------------------------------------------------------------------------------------
Administrative and Selling Expenses                       2,586            2,777     -6.9%          882         913      -3.3%
-------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                          1,185            1,347    -12.1%          359         447     -19.6%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Interest Expense                                            639              830    -23.0%          249         267      -6.8%
-------------------------------------------------------------------------------------------------------------------------------
Interest Income                                            (84)            (102)    -17.0%         (53)        (21)     158.5%
-------------------------------------------------------------------------------------------------------------------------------
Exchange Gain (loss), net                                   601             (77)        NA          183         378     -51.7%
-------------------------------------------------------------------------------------------------------------------------------
Gain on Monetary Position                                 (282)            (281)      0.5%        (100)        (84)      17.9%
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive Financial Result                              874              370        NA          279         540     -48.3%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Other Extraordinary Income or
Expenses                                                    418              330     26.6%          261         135      93.6%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE PROVISIONS                                  (106)              647   -116.4%        (181)       (228)      20.6%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Provisions for:
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Income and Asset Tax                                        486              426     13.9%          122         100      21.3%
-------------------------------------------------------------------------------------------------------------------------------
Employee Profit Sharing                                     105              123    -15.2%           28          37     -22.9%
-------------------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes                                     (420)            (253)     66.1%        (123)       (137)         NA
-------------------------------------------------------------------------------------------------------------------------------
TOTAL TAXES                                                 170              296    -42.7%           27         (0)         NA
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
NET CONSOLIDATED INCOME                                   (276)              351   -178.7%        (208)       (228)      -8.9%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Minority Interest                                            27              130    -79.3%         (36)          10         NA
-------------------------------------------------------------------------------------------------------------------------------
MAJORITY NET INCOME                                       (303)              221        NA        (172)       (238)     -27.8%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
12 months Net Income per Share                           (0.35)            0.002        NA       (0.35)       0.002         NA
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Number of shares outstanding:                             1,369            1,369        NA        1,369       1,369         NA
-------------------------------------------------------------------------------------------------------------------------------
(Millions of shares)
-------------------------------------------------------------------------------------------------------------------------------
EBITDA                                                    2,077            2,308    -10.0%          666         767     -13.2%
-------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                           3Q02      2Q02      1Q02       9M2002       4Q01        3Q01        2Q01     YEAR 2001
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
SALES (US$)
---------------------------------------------------------------------------------------------------------------------------------
Consolidated                               490       551        507      1,548          513         553          554       2,165
---------------------------------------------------------------------------------------------------------------------------------
Autoparts Sector                           203       243        238        684          235         247          250         985
---------------------------------------------------------------------------------------------------------------------------------
Chemical Sector                            185       187        154        526          160         187          190         720
---------------------------------------------------------------------------------------------------------------------------------
Food Sector                                 76        94         91        261           95          97           94         373
---------------------------------------------------------------------------------------------------------------------------------
Real Estate Sector                          24        26         24         74           23          21           18          85
---------------------------------------------------------------------------------------------------------------------------------
EXPORTS (US$)
---------------------------------------------------------------------------------------------------------------------------------
Consolidated                               222       265        228        715          215         252          264         980
---------------------------------------------------------------------------------------------------------------------------------
Autoparts Sector                           128       168        157        453          145         156          173         638
---------------------------------------------------------------------------------------------------------------------------------
Chemical Sector                             68        69         46        184           41          59           67         229
---------------------------------------------------------------------------------------------------------------------------------
Food Sector                                 26        28         25         79           28          37           25         113
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (US$)
---------------------------------------------------------------------------------------------------------------------------------
Consolidated                                36        48         39        123           40          46           48         176
---------------------------------------------------------------------------------------------------------------------------------
Autoparts Sector                            15        31         27         73           25          27           27         108
---------------------------------------------------------------------------------------------------------------------------------
Chemical Sector                             11        13          9         33            9          15           14          50
---------------------------------------------------------------------------------------------------------------------------------
Food Sector                                 10         0          1         10            3           3            4           8
---------------------------------------------------------------------------------------------------------------------------------
Real Estate Sector                           3         6          3         12            6           2            4          15
---------------------------------------------------------------------------------------------------------------------------------
OPERATING MARGIN
---------------------------------------------------------------------------------------------------------------------------------
Consolidated                              7.3%      8.7%       7.7%       7.9%         7.8%        8.3%         8.6%        8.1%
---------------------------------------------------------------------------------------------------------------------------------
Autoparts Sector                          7.4%     12.9%      11.2%      10.7%        10.8%       10.7%        10.8%       11.0%
---------------------------------------------------------------------------------------------------------------------------------
Chemical Sector                           6.2%      7.0%       5.6%       6.3%         5.7%        7.9%         7.4%        6.9%
---------------------------------------------------------------------------------------------------------------------------------
Food Sector                              12.6%     -0.5%       0.8%       3.8%         2.8%        3.0%         4.4%        2.1%
---------------------------------------------------------------------------------------------------------------------------------
Real Estate Sector                       10.6%     21.7%      14.1%      15.7%        24.8%       11.3%        22.5%       18.0%
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (US$)
---------------------------------------------------------------------------------------------------------------------------------
Consolidated                                67        79         70        215           70          79           80         302
---------------------------------------------------------------------------------------------------------------------------------
Autoparts Sector                            32        48         44        124           43          45           46         180
---------------------------------------------------------------------------------------------------------------------------------
Chemical Sector                             20        21         16         57           16          23           23          82
---------------------------------------------------------------------------------------------------------------------------------
Food Sector                                 13         4          6         22            7           7            8          26
---------------------------------------------------------------------------------------------------------------------------------
Real Estate Sector                           4         6          4         14            6           3            5          19
---------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------
                           FINANCIAL INDICATORS
-------------------------------------------------------------------------
                           3Q02     2Q02   1Q02    4Q01    3Q01     2Q01
-------------------------------------------------------------------------
Interest Coverage          3.8x    3.8x    3.4x    3.3x    3.3x    3.0x
-------------------------------------------------------------------------
Short-Term Debt             20%     26%     35%     30%     29%     29%
-------------------------------------------------------------------------
Long-Term Debt              80%     74%     65%     70%     71%     71%
-------------------------------------------------------------------------
Peso-denominated debt       32%     31%     23%     23%     22%     22%
-------------------------------------------------------------------------
Dollar-denominated debt     68%     69%     77%     77%     78%     78%
-------------------------------------------------------------------------


--------------------------------------------------------------
                  TOTAL OUTSTANDING SHARES
--------------------------------------------------------------
"A" Shares                  587,479,900            42.9%
--------------------------------------------------------------
"B" Shares                  506,257,866            37.0%
--------------------------------------------------------------
"C" Shares                  275,341,610            20.1%
--------------------------------------------------------------
        TOTAL              1,369,079,376           100.0%
--------------------------------------------------------------








--------------------------------------------------------------------------------
This news release has comments regarding expected future results (as per the Private Securities Litigation Reform Act of 1995) which reflect current opinions of Desc's management regarding future events. The words "expects", "believes", "estimates", "intends to", "could", "plans", "must" and similar expressions generally indicate comments regarding expectations. These comments are subject to risks, uncertainties and circumstantial changes. The final results could materially differ from the current estimates due to various factors which include, but are not limited to, global and domestic changes in politics, economies, businesses, competition, market and regulatory factors, cyclicality of the autoparts and chemical sectors, as well as other factors included under the "Risk" section of the 20F filed with the SEC (Securities and Exchange Commission). Desc is not obligated to update its comments regarding expectations. Any comment regarding expectations is only valid on the date that it is made.
--------------------------------------------------------------------------------